Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 tel +1 212 259 8088 fax +1 212 649 9479
February 25, 2010
VIA EDGAR CORRESPONDENCE FILING
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: File No. 1-32630
Dear Mr. Rosenberg:
We hereby submit the following response to the comment we received by telephone from Dana Hartz of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 18, 2010, relating to the Form 10-Q of Fidelity National Financial, Inc. (“FNF” or the “Company”) for the quarterly period ended September 30, 2009. To assist your review, we have retyped the text of that comment below.
1.	Please tell us when the insurance companies first denied coverage to your claims under the MPL and GL policies and when the lawsuits with the insurance companies were first initiated. Also, you state in your response that “while certain carriers under certain coverages had asserted that they were not liable to indemnify the Company, at each period end there was still excess coverage and coverage under other policies upon which the Company believed it was probable that it would recover.” Tell us when you filed claims under your Fidelity bond and title reinsurance policies, the status of these claims as of the end of each reporting period and why you believed it was probable that you would recover amounts under these policies. In your response to prior comment 2, you refer to paragraph .140 of SOP 96-1 which states that if the claim is the subject of litigation, a rebuttable presumption exists that realization of the claim is not probable. Given the denial of coverage and the subsequent litigation, please tell us how you determined that realization of the recoverable balance was still probable at reporting periods prior to September 30, 2009.
New York   |   London multinational partnership   |   Washington, DC
Albany   |   Almaty   |   Beijing   |   Boston   |   Brussels   |   Chicago   |   Doha   |   Dubai
Frankfurt   |   Hong Kong   |   Houston   |   Johannesburg (pty ) ltd.   |   Los Angeles   |   Milan   |   Moscow
Paris multinational partnership   |   Riyadh affiliated office   |   Rome   |   San Francisco   |   Silicon Valley   |   Warsaw

Securities and Exchange Commission
February 25, 2010

The Company firmly believes that its accounting was correct in its determination that realization of its recoverable balance was probable at each reporting period prior to September 30, 2009. As described in more detail below, through June 30, 2009, the magnitude of the Company’s insurance recoverable never exceeded $81 million. Against this balance the Company believed that it had available insurance coverage up to an amount of $364 million, after recoveries prior to December 31, 2007 under the MPL policy. The Company believes that throughout this entire time period collection of any remaining balance under the MPL policy was probable, due in part to and as evidenced by the fact that by March 31, 2008, all the carriers except one that underwrote this coverage had paid policy limits or a substantial majority thereof. Also, at each point in time referred to below prior to September 30, 2009, the Company believed that it would recover a substantial amount under the terms of its GL Policy and the Fidelity Bond, and that any remaining amount would be recovered under its title reinsurance treaty. The Company’s determination that realization of its recoverable balance was probable at each point in time was based in part on written advice from and discussions with its outside coverage counsel as to the Company’s insurance coverages.
The timeline below sets forth the additional information requested by the Staff:
The year ended December 31, 2007
MPL Policy
As set forth in the response to the Staff’s first letter, the Company had $60 million of MPL coverage that it believed applied to the Norton losses (less a $5 million deductible). The Company first filed claims with the carriers of its MPL policy during 2007 and received recoveries of approximately $16 million from the carrier of the first layer of coverage through December 31, 2007. As of December 31, 2007, one carrier of $10 million of coverage had denied coverage. The Company believed that it would collect in full from all carriers of the MPL policy at this time.
GL Policy
The Company’s GL policy for the relevant timeframe provides $200 million in coverage. The Company first made a claim under this policy in 2007. The carrier of the GL policy had denied coverage and any duty to defend coverage as of December 31, 2007. The policy language provides personal injury coverage for “making known to any person or organization covered material that violates a person’s right of privacy.” Several of the complaints in the Norton matters contain substantially identical allegations the Company “negligently used and/or allowed to be used confidential personal and financial information for unauthorized, improper and illegal purposes.” Based on advice of its external coverage counsel, the Company believed that under this policy language, St. Paul had a duty to defend and indemnify the Company for these Norton

Securities and Exchange Commission
February 25, 2010

plaintiffs’ claims. Counsel also advised that an exclusion of certain activities from this coverage did not apply. The court decision referred to below ultimately disagreed with the advice of the Company’s counsel.
Fidelity Bond
The Company’s Fidelity Bond provided $50 million of coverage for out of pocket economic losses caused by forgery, unauthorized signature and fraudulent real property mortgage losses. This coverage would participate 50/50 in paying such losses with the MPL policy. Though the plaintiffs economic losses never appeared large enough to exhaust this coverage, the Company at all times did believe, and continues to believe, that it would recover some amount under this policy. As of December 31, 2007, the Company had yet to file a claim under the Fidelity Bond, but had put the carriers on notice of a potential claim, and had not received any denial of a claim from the carriers.
Title Reinsurance
The Company’s primary excess title reinsurance treaty provided $70 million of coverage above a $10 million aggregate retention across the title reinsurance and other applicable coverages. As of December 31, 2007, the Company had put the carriers of its title reinsurance treaty on notice of a potential claim. The Company believed, and continues to believe, that it had the ability to collect under this treaty for losses incurred that were not recovered from other sources of insurance. However, the Company understood that it was required to exhaust all other sources of recovery prior to pursuing recovery under this treaty. As of December 31, 2007, the Company had not yet made a claim under this policy for the Norton losses, and in fact to date has not yet made a claim. The Company has had a history of collection on claims pursued under its title reinsurance treaties. Since 2000, the Company has collected approximately $38 million on $43 million of claims ceded to its reinsurers.
Overall Position
As of December 31, 2007, the Company had paid claims of approximately $52 million and received recoupment under the MPL policy of approximately $16 million. The Company believed that it would recover the remaining $31 million ($36 million less a $5 million deductible) from the MPL coverage. As a result, collection of the receivable was deemed probable. In fact, total recoveries to date under the MPL coverage have exceeded the amount of the recoverable balance recorded as of December 31, 2007. Also at this point based upon analysis from coverage counsel the Company believed that it would have the ability to recover claims relating to this matter from the other policies described above.

Securities and Exchange Commission
February 25, 2010

March 31, 2008
MPL Policy (see table below)
As of March 31, 2008, the Company had received recoveries of approximately $42.5 million from its MPL insurers. As of March 31, 2008, the carrier of the third level of coverage (equal to $10 million) had denied coverage. Through a negotiation, this denial led the Company to compromise the fourth and fifth levels of $20 million of coverage in exchange for a payment from those carriers of $12.5 million. The Company believed that it would collect in full (the $10 million of coverage and the $7.5 million in uncollected, compromised coverage) from the carrier of the third layer and would have the potential for recovery under a claim for additional damages from this carrier as well.
Recap of MPL Policy -

		(in millions)
		Amount	Amount
Tier	Insurer	Insured	Collected	Notes
1	National Union Fire Ins Co. of Pitt PA	$15	$15	Paid.

2	Lloyds	$15	$15	Paid.

3	Illinois Union Ins Co.	$10	$0	Initial claim denied.

4	National Union Fire Ins Co of Pitt PA	$10	$12.5	FNF negotiated the $12.5 payment with both insurers in an effort to collect cash while waiting for the preceding insurer in the tower to pay (Illinois Union)

5	Executive Risk Indemnity Inc.	$10

	Total	$60	$42.5

Securities and Exchange Commission
February 25, 2010

GL Policy
The carrier of the GL policy continued to deny coverage and any duty to defend coverage as of March 31, 2008. However, through negotiations with St. Paul, it became evident that the insurer was reconsidering its position on the policy. The Company believed this reconsideration to be a further positive indication in regard to potential recovery under this policy.
Fidelity Bond
No change from prior quarter.
Title Reinsurance
No change from prior quarter.
Overall Position
At this point in time, the Company had paid claims of approximately $131 million and received recoupment of $42.5 million, resulting in a recoverable balance of approximately $78 million ($88 million less $10 million deductible). Although the carrier of the third layer of the MPL coverage and the carrier of the GL policy had denied coverage, the Company still expected significant recoveries under those policies based in part on the recent change in tone from the GL carrier and the fact that it had collected from the other participants in the MPL coverage. To the extent that it did not recover from those carriers, the Company believed that it could recover the outstanding balances from the Fidelity Bond and title reinsurance.
June 30, 2008
MPL Policy
Through June 30, 2008, consistent with the position as of March 31, 2008, the Company had filed claims with the carriers of its MPL policy and received recoveries of approximately $43 million through that date. As of June 30, 2008, the Company had filed suit against the third level carrier to recover the remaining $17.5 million and damages relating to such insurer’s denial of the claim.
GL Policy
No change from prior quarter.

Securities and Exchange Commission
February 25, 2010

Fidelity Bond
No change from prior quarter.
Title Reinsurance
No change from prior quarter.
Overall Position
At this point in time, the Company had paid claims of approximately $132 million and received recoupments of $42.5 million. The Company believed that it would recover the remaining amount of approximately $79 million ($89 million less $10 million deductible). At this time, although the carrier of the third layer of the MPL coverage and the carrier of the GL policy had denied coverage, the Company still expected significant recoveries under those policies, based in part on the earlier communications from the GL carrier that it was reconsidering its position and the fact that it had collected from the other participants in the MPL coverage. To the extent that it did not recover under those coverages, the Company believed it could recover the outstanding balances from the Fidelity Bond and title reinsurance.
September 30, 2008
MPL Policy
As of September 30, 2008, the Company continued to pursue its suit against the third level carrier to recover the remaining $17.5 million and additional damages relating to its denial of the claim.
GL Policy
In August 2008, the Company filed suit against the carrier of the GL policy. In response, the carrier agreed in negotiations with the Company to provide a defense retroactively to 2007. It also requested dismissal of the complaint and indicated a desire to negotiate with the Company to resolve the dispute. These developments were viewed as further positive developments in relation to collection under this policy.
Fidelity Bond
As of September 30, 2008, the Company had filed suit against these carriers on September 15, 2008 because they were slow to respond to claims, but still had not received denial of coverage under these policies.

Securities and Exchange Commission
February 25, 2010

Title Reinsurance
No change from prior quarter.
Overall Position
At this point in time, the Company had paid claims of approximately $135 million and received recoupment of approximately $44 million. The Company believed that it would recover the remaining $81 million ($91 million less $10 million deductible). At this time, although the carrier of the third layer of the MPL coverage and the carrier of the GL policy had denied coverage, and the Company had filed suit against the Fidelity Bond carriers because of their slowness in responding, the Company still expected significant recoveries under those policies. The Company’s expectation as to the GL policy was enhanced by the developments in the quarter on the GL policy. The fact that it had collected from the other participants in the MPL coverage also enhanced the Company’s expectations with regard to that $17.5 million. To the extent that the Company did not recover from those carriers, it believed it could recover the outstanding balances from the title reinsurance.
December 31, 2008
MPL Policy
No change from prior quarter.
GL Policy
The Company continued its efforts to collect under its filed suit against the carrier of the GL policy.
Fidelity Bond
No change from prior quarter.
Title Reinsurance
No change from prior quarter.

Securities and Exchange Commission
February 25, 2010

Overall Position
At this point in time, the Company had paid claims of approximately $135 million and received recoupment of approximately $44 million. The Company believed that it would recover the remaining $81 million ($91 million less $10 million deductible). At this time, although the carrier of the third layer of MPL coverage and the carrier of the GL policy had denied coverage, and the Company had filed suit against the Fidelity Bond carriers because of their slowness in responding, the Company still expected significant recoveries under those policies. The Company’s expectation as to the GL policy continued to be enhanced by developments in its discussions with that carrier, including the carrier beginning payment to the Company of applicable defense costs. The fact that it had collected from the other participants in the MPL coverage also enhanced the Company’s expectations with regard to that $17.5 million. To the extent that it did not recover under these coverages, the Company believed it could recover up to $70 million (after a $10 million deductible) from its title reinsurance treaty.
March 31, 2009
MPL Policy
No change from prior quarter.
GL Policy
No change from prior quarter.
Fidelity Bond
No change from prior quarter.
Title Reinsurance
No change from prior quarter.
Overall Position
At this point in time, the Company had paid claims of approximately $137 million and received recoupment of $47 million. The Company believed that it would recover the remaining $80 million ($90 million, less $10 million deductible). The Company’s determination of recoverability was based on the same general facts as at December 31, 2008.

Securities and Exchange Commission
February 25, 2010

June 30, 2009
MPL Policy
No change from prior quarter.
GL Policy
No change from prior quarter.
Fidelity Bond
No change from prior quarter.
Title Reinsurance
No change from prior quarter.
Overall Position
At this point in time, the Company had paid claims of approximately $138 million and received recoupment of $47 million. The Company believed that it would recover the remaining $81 million ($91 million less $10 million deductible). The Company’s determination of recoverability was based on the same general facts as at December 31, 2008.
September 30, 2009
MPL Policy
Shortly after the end of the quarter ended September 30, 2009, the Company received a favorable court ruling relating to the remaining carrier’s duty to defend. This was a positive development and began a series of negotiations between the Company and the carrier to settle the case. The Company felt strongly that it would recover at least $20 million which included the $17.5 million in coverage under this policy and $2.5 million in interest. Subsequent to the filing of its Form 10-Q for the quarter ended September 30, 2009, the Company received $11.8 million from the carrier and then subsequent to December 31, 2009, negotiated and collected a total settlement of $28 million, which represented an additional $16.2 million from this carrier.

Securities and Exchange Commission
February 25, 2010

GL Policy
Shortly after the end of the quarter ended September 30, 2009, the Company received an unfavorable court ruling, to the effect that its carrier under the GL policy did not have to indemnify the Company nor was it under an obligation of a duty to defend the Company under the terms of this policy. The Company has appealed this decision and will continue to seek recovery under this policy.
Fidelity Bond
As of September 30, 2009, the Company was continuing to pursue collection under these policies, but on August 19, 2009, the primary carrier denied coverage as to certain of the proofs of loss.
Title Reinsurance
As the Company engaged in its annual reinsurance marketing process during the third quarter of 2009 for a November 18 renewal date, certain practical factors became apparent to management that caused the Company to consider a potential change in strategy with respect to pursuing the title reinsurance treaty for collection of the remaining receivable. Following the Company’s acquisition of the LFG companies in December 2008, the Company’s national title insurance market share increased from 27% to 46%, thereby significantly increasing its exposure to the possibility of large claims being presented in the future. Given this increased exposure as well as the Company’s increased commercial mortgage exposure in recent years, the Company was seeking in this quarter to renew its primary excess title reinsurance treaty and to renew its secondary excess title reinsurance treaty. (The Company’s secondary excess treaty provides additional coverage above the first $100 million of loss from any occurrence up to $600 million per occurrence, with the Company participating at 38% from $100 million to $200 million, and at 67% from $200 million to $600 million.) The number of reinsurers in the title reinsurance industry is very small and includes many of the same insurers and reinsurers that currently participate in the MPL and various other Company insurance coverages. As a result of the Company’s expanding exposure base, a greater desire to reinsure its risks and to have coverage available in future years for greater levels of risk, and the possibility that making the claims would lead to non-renewal of its reinsurance treaties or pricing that would make the purchase of such reinsurance prohibitive, the Company concluded that it could no longer consider it certain that it would pursue recovery under its title reinsurance to the extent that its GL and Fidelity Bond coverages were unavailable, especially given the commercial reality that some of its title reinsurers had already paid it under the MPL policy. The Company’s revised view was also in part a result of the adverse developments on the GL policy; the Company had always expected a significant recovery on that policy which would have made the claim under the title treaty smaller and therefore easier to make as a business matter. It should be noted, however, that the

Securities and Exchange Commission
February 25, 2010

Company has not made a final decision not to pursue recovery under its title reinsurance; it is still pursuing recovery under the GL policy and against certain of the Fidelity Bond issuers and will make a final decision as to the title treaty when those proceedings have been completed or are further developed. Rather, the Company simply determined that its desire to pursue those recoveries was no longer as certain as before.
Overall Position
At this point in time, the Company had paid claims of approximately $140 million, had received recoupment of $47 million, and had charged $10 million to claim loss reserves representing the Company’s anticipated deductible under the various coverages. Due to the results of the court rulings above with respect to the MPL and GL policies, the pending litigation relating to the Fidelity Bond, the potential change in strategy regarding pursuit of recovery under the title reinsurance treaty, and various discussions which began in the quarter with new external coverage counsel on this matter, the Company reviewed its position on carrying an insurance recoverable from an accounting standpoint as of September 30, 2009. These factors caused the Company to reconsider whether it could still view collection as probable at this point in time and it determined that due to the uncertainty relating to this analysis, it would be appropriate to reverse $63.2 million of the recoverable as of September 30, 2009. Consequently, a $20 million receivable was carried on the September 30, 2009 balance sheet and, as noted previously, has been fully collected subsequent to December 31, 2009.
Conclusion
As stated above, the Company firmly believes, based on the magnitude of its available insurance coverages and its analysis as to collectability under each of these coverages, including written advice from and discussions with its outside coverage counsel, that it correctly determined that collection of these amounts was probable for each reporting period through June 30, 2009. After that date, certain facts, including the outcomes of the legal proceedings described above, advice from new counsel and analysis of its title reinsurance position during and subsequent to the quarter ended September 30, 2009 caused the Company to no longer believe that collection of its insurance recoverable, other than the remaining amount recoverable under the MPL policy, was probable, and accordingly, the Company reduced its insurance recoverable by approximately $63 million to $20 million as of September 30, 2009.

Securities and Exchange Commission
February 25, 2010

Further, FNF acknowledges that:
-	FNF is responsible for the adequacy and accuracy of the disclosure in the filings;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-	FNF may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
We would appreciate receiving any further comments at the Staff’s earliest possible convenience. If you should have any questions or comments regarding this letter, please contact Robert S. Rachofsky at 212-259-8088 or Margarita Glinets at 212-259-8448.
Very truly yours,
/s/ Robert S. Rachofsky
Robert S. Rachofsky